

2007 ANNUAL REPORT

jack henry & ASSOCIATES INC.

"The single most important event in our company's history was the realization that

have to be good at ongoing customer service. We are dedicated to putting people

computers to maximize the potential of every client with whom we work. Customer

satisfaction is the company's stock-in-trade."

JACK HENRY

TABLE OF CONTENTS

CORPORATE MISSION STATEMENT

Jack Henry & Associates' corporate mission is ... To protect and increase the value of our stockholders' investment by providing quality products and services to our customers. In accomplishing this we feel it is important to:

- Concentrate our activities on what we know best - information systems and services for financial institutions
- Provide outstanding commitment and service to our customers so that the perceived value of our products and services will be consistent with the real value; and
- Maintain a work environment that is personally, professionally, and financially rewarding to our employees

FINANCIAL HIGHLIGHTS

(IN MILLIONS EXCEPT PER SHARE DATA)

Revenue


$536
$592
$668
700
600
500
400
300
200
100
0
2005
2006
2007

Total Assets


$814
$906
$999
1,000
800
600
400
200
0
2005
2006
2007

Net Income


$76
$90
$105
120
100
80
60
40
20
0
2005
2006
2007

Stockholders' Equity


$517
$575
$598
600
500
400
300
200
100
0
2005
2006
2007

Diluted Earnings per Share


$0.81
$0.96
$1.14
1.20
1.00
0.80
0.60
0.40
0.20
0
2005
2006
2007

Dividends Declared per Share


$0.17
$0.20
$0.24
0.24
0.22
0.20
0.18
0.16
0.14
0.12
0
2005
2006
2007



JOHN W. "JACK" HENRY

JUNE 30, 1935 - APRIL 13, 2007

John W. "Jack" Henry, the revered co-founder of Jack Henry & Associates, passed away on April 13, 2007 from natural causes. Jack was serving as vice chairman and senior vice president at the time of his death.

Jack was a recognized and respected pioneer in the banking software industry. In 1976, he and Jerry Hall co-founded Jack Henry & Associates to provide in-house data processing solutions for community banks. Jack visualized and wrote the company's first core banking software package on a borrowed computer in space rented from an engine repair shop. The company was incorporated in 1977, became a publicly traded company in 1985, and made its first in a series of more than 40 acquisitions in 1986. Today, the company is a leading provider of information and transaction processing solutions primarily for financial institutions, serving more than 8,700 clients, employing more than 3,500 associates, and operating a national network of more than 50 offices. The company's headquarters remains in Jack's hometown of Monett, Missouri.

Our corporate culture is a direct result of the focused work ethic and fundamental ideals fostered by our co-founders more than 30 years ago - do the right thing, do whatever it takes, and have fun. These three simple tenets have enabled Jack Henry & Associates to prosper in an extremely competitive business environment, consistently generate rewarding levels of client and employee satisfaction, and provide an impressive rate-of-return for our shareholders.

Jack's innovative thinking, common sense approach to a complex business, and sense of humor are truly missed.

TO OUR SHAREHOLDERS

Fiscal year 2007 marked Jack Henry & Associates' 31st year in business, 21st year as a public company, and another year of company-wide progress and solid financial results with revenue, earnings, and operating cash flow reaching record highs.

During the fiscal year ended June 30, total revenue increased to a record $668.1 million, representing an increase of 13 percent over last year's revenue. Net income increased 16 percent to $104.7 million or $1.14 per diluted share, as compared to net income of $89.9 million or $0.96 per diluted share reported in fiscal year 2006. We generated strong cash flows from operating activities of $174.2 million, return on assets was 11.0 percent, and return on equity was 17.8 percent.

Our revenue mix for the year consisted of $76.4 million in software license fees or 12 percent of total revenue, $503.3 million in support and services or 75 percent of total revenue, and $88.3 million in hardware sales or 13 percent of total revenue.

Recurring revenue, which provides the financial stability to support our ongoing growth, was approximately 66 percent in fiscal year 2007, compared to 64 and 59 percent in fiscal years 2006 and 2005 respectively.

Backlog, the contracted sales of products and services that were not delivered at fiscal year-end, reached $239.3 million, an eight percent increase over the $221.9 million reported last year.

We have now entered a new fiscal year continuing to focus on four primary growth drivers:

- **Increase Market Share** - We will continue to increase market share by aggressively earning new traditional and nontraditional clients, and cross selling additional products and services to our existing clients.

- **Add New Products and Services** - We will continue to add new products and services in response to our core clients' strong demand for integrated complementary solutions, and for specialized solutions to increase revenue, mitigate and control operational risks, and contain costs.

- **Increase Recurring Revenue** - We will continue to increase recurring revenue by optimizing outsourcing opportunities, transaction-based processing fees, and ongoing software maintenance and support fees.

- **Pursue Disciplined Acquisitions** - We will continue to pursue acquisitions that complement our internal growth and continue our focused diversification strategy.

We expect our three primary brands - Jack Henry Banking, Symitar, and ProfitStars - will utilize these growth drivers, our strategic and financial positioning, and our sales momentum to continue our progress and financial performance.

As we conclude another successful year, we recognize that our clients, associates, and shareholders are ultimately responsible for the company's ongoing success. We once again welcome this opportunity to formally thank our clients for their business, loyalty, and guidance; our associates for their commitment to our clients and mission; and our shareholders for their confidence in our company.



Jack Prim
Chief Executive Officer



Tony Wormington
President



Kevin Williams
Chief Financial Officer & Treasurer


& ASSOCIATES INC.

Jack Henry & Associates was founded in 1976 to provide data processing solutions for community banks. Today, our diverse solutions are managing mission-critical business information, processing transactions, and automating business processes for more than 8,700 financial services organizations of all asset sizes and charters, and diverse businesses outside the financial industry.

Our product and service offering is delivered through three brands:

Jack Henry Banking is a leading provider of core processing solutions, supporting approximately 1,700 banks ranging from recently chartered de novos to multi-billion dollar mid-tier institutions.

Symitar is a leading provider of core processing solutions for credit unions of all asset sizes, supporting more than 650 credit unions.

ProfitStars is a leading provider of highly specialized products and services that enable financial services organizations of all asset sizes and charters, and businesses to generate additional revenue and growth opportunities, increase security and reduce operational risks, and control operating costs. ProfitStars' products and services have been implemented by more than 6,400 domestic and international customers.

Our primary and sustainable competitive advantage is the ability to provide premier customer service. Our company is driven by a fundamental commitment to provide service levels that consistently exceed our clients' expectations, and produce industry-leading client satisfaction and retention rates. We measure our service levels using formal annual surveys and more than 50,000 online surveys initiated by the regular support requests received each year. The results of this year's survey process once again confirmed our service levels consistently exceeded our clients' expectations and generated client satisfaction levels we believe to be among the highest in the industry.

Jack Henry & Associates has consistently maintained the focused work ethic and fundamental ideals fostered by our co-founders - Jack Henry and Jerry Hall. The fundamentals guiding our company for more than three decades are:

- **Do the right thing,**
- **Do what ever it takes, and**
- **Have fun.**

These simple but powerful tenets have enabled our company to prosper in an extremely competitive business environment, to provide rewarding professional opportunities for our associates, to establish a corporate culture that values integrity-based business relationships and generates high levels of client satisfaction and retention; and to generate an impressive rate-of-return for our shareholders.


jack henry
BANKING™

Jack Henry & Associates' original business line was founded in 1976 in response to the growing demand for off-the-shelf banking software. Today, Jack Henry Banking is a leading provider of the integrated automation banks need to process mission-critical business information and financial transactions. This business unit now serves approximately 1,700 banks - ranging from recently chartered de novos to multi-billion dollar mid-tier institutions - as a single source for enterprise-wide automation.

Our banking solutions encompass three functionally distinct core systems; more than 100 integrated complementary products and services; in-house and outsourced operating alternatives; contemporary technology; and the infrastructure necessary to support today's complex information processing platforms as a single point of contact, support, and accountability.

Our functionally distinct core banking platforms are:

- **SilverLake System®**, a highly customizable, IBM® System i™-based solution for commercial banks;
- **CIF 20/20®**, a parameter-driven, IBM System i-based solution; and
- **Core Director®**, a Windows®-based, client/server solution.

Our integrated complementary solutions enhance the functionality of these core systems and enable our bank clients to respond to evolving customer and market demands, expedite speed-to-market with competitive offerings, increase efficiency, and address specific operational issues with proven solutions.

During fiscal year 2007, we continued to capitalize on the broad appeal of our solutions. Our core systems were selected to replace every major competitive alternative marketed today. We continued our expansion in the de novo and mid-tier bank markets, and currently support approximately 15 percent of the mid-tier banks with assets ranging from $1 billion to $30 billion. We introduced 10 new complementary solutions, and expanded the vast majority of our existing client relationships with record cross sales of these products and services to our bank clients. We also capitalized on an emerging trend within our client base as an increasing number of our core in-house clients migrated to our outsourced solutions.

During fiscal year 2008, we will continue to leverage our proven core and complementary solutions, our exacting service standards, and our market presence and reputation to retain and expand our existing client relationships, and increase our market share by earning new bank clients.


SYMITAR™
A JACK HENRY COMPANY

Symitar was founded in 1985 and acquired by Jack Henry & Associates in 2000. Today, Symitar is a leading provider of core processing solutions for credit unions of all sizes, now providing enterprise-wide automation to more than 650 credit unions, including six corporate credit unions and 36 of the 123 credit unions with assets exceeding $1 billion as of June 30, 2007. Since the company was acquired, 409 credit unions have been added to our client roster through organic growth and an additional acquisition, representing a 63 percent increase in the number of credit unions entrusting their data processing to Symitar.

Our credit union solutions encompass two functionally distinct core systems; more than 50 integrated complementary products and services; in-house and outsourced operating alternatives; contemporary technology; and the infrastructure necessary to support each client as a single point of contact, support, and accountability.

Our functionally distinct core processing solutions are:

- **Episys®**, a highly customizable, IBM System p™-based solution; and
- **Cruise®**, a Windows-based, client/server solution for smaller credit unions.

Our integrated complementary solutions enhance the functionality of these core systems and enable our credit union clients to respond to evolving member and market demands, expedite speed-to-market with competitive offerings, increase efficiency, and address specific operational issues with proven solutions.

During fiscal year 2007, we continued to expand our presence and potential in the credit union market. According to Callahan and Associates, a respected source of independent surveys and published data related to the credit union industry, for the eighth consecutive year Symitar's core processing platforms were implemented by more credit unions with assets exceeding $25 million than any competitive alternative. During fiscal year 2007, we also introduced nine new complementary products and services, and generated record cross sales of these solutions to our existing credit union clients.

During fiscal year 2008, we will continue to focus on maintaining Symitar's industry leadership with a strict focus on product and service quality, ongoing enhancements to our core and complementary solutions, additional improvements to our implementation processes, and the ongoing addition of high-demand complementary products and services.


ProfitStars
A JACK HENRY COMPANY

We initiated our focused diversification strategy in fiscal year 2004 to acquire companies and specialized products that expand our reach well beyond our traditional markets. Today, ProfitStars encompasses more than 50 products and services that enable our diverse clients to generate new revenue and growth opportunities, mitigate and control operational risks, and contain operational costs. These products and services can enhance virtually any operating environment and processing platform, and can be implemented individually or in combination as solution suites.

ProfitStars' risk mitigation and control solutions include fraud detection and prevention, enterprise risk management, identity management and control, and business continuity and disaster recovery solutions. The revenue and growth solutions include business intelligence, sales automation, enterprise profitability, enterprise payments, insurance distribution, net interest margin improvement, and online account creation solutions. ProfitStars' cost control solutions include check and document imaging, enterprise content management, identity management and control, regulatory reporting, and ATM channel management solutions.

These solutions are sold to financial services providers of all asset sizes and charters, including top-tier financial institutions, and selectively sold internationally and to businesses outside the financial industry. ProfitStars' solutions also are cross sold to the banks and credit unions served by Jack Henry Banking and Symitar, and among the respective client bases of the acquired companies. Through a combination of acquisition and aggressive sales initiatives, ProfitStars' solutions have been implemented by more than 6,400 domestic and international customers.

During fiscal year 2007, we acquired US Banking Alliance (USBA) to support our focused diversification and to expand ProfitStars' product offering and client base. USBA is a leading provider of software solutions and advisory services that enable financial institutions to develop more profitable loan and deposit pricing, and to ultimately increase earnings, generate quality balance sheet growth, and implement greater pricing discipline. USBA marks our 14th focused diversification acquisition, and the third acquisition of a company that provides distinct profitability solutions for financial institutions. We believe the suite of profitability products and services we have now assembled cannot be rivaled by another single source.

During the fiscal year, we focused on cross-sales opportunities among ProfitStars' existing clients and on new sales opportunities both inside and outside the financial services industry. Based on these targeted sales initiatives, 622 clients contracted for 2,758 of ProfitStars' products and services. Our roster of ProfitStars clients now includes 42 of the top 50 domestic banks, including all of the top 10, and a growing number of businesses outside the financial industry.

In addition to cross selling ProfitStars' solutions to our Jack Henry Banking and Symitar clients, we continued leveraging specific ProfitStars products and services to develop new complementary solutions for our core bank and credit union clients. For example, ProfitStars' Enterprise Exception Management Suite (eEMS) was used to develop Risk Manager, an enterprise risk management solution for banks using the SilverLake System. ProfitStars' business intelligence platform provided the base for the development of Business Analytics, the business intelligence and analysis platform for banks automated by the CIF 20/20 and Core Director systems, and the credit unions automated by the Episys system.

During fiscal year 2008, we will maintain our strict focus on product quality and client satisfaction, and continue to identify opportunities to leverage ProfitStars' solutions to support top-of-mind business objectives and challenges. We will continue to pursue acquisitions of specialized solutions that expand ProfitStars' offering and client base, and generate additional sales opportunities with both traditional and nontraditional clients.

FISCAL YEAR 2007 FINANCIALS

TABLE OF
CONTENTS

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the NASDAQ Global Select Market ("NASDAQ"), formerly known as the NASDAQ National Market, under the symbol "JKHY". The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by NASDAQ.

Fiscal 2007	**High**	**Low**
First Quarter	**$22.20**	**$17.40**
Second Quarter	**23.20**	**21.02**
Third Quarter	**24.67**	**20.57**
Fourth Quarter	**26.75**	**23.54**

Fiscal 2006	High	Low
First Quarter	$19.80	$18.04
Second Quarter	19.62	16.56
Third Quarter	22.98	19.09
Fourth Quarter	23.77	18.14

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2007 and 2006 are as follows:

Fiscal 2007	**Dividend**
First Quarter	**$0.055**
Second Quarter	**0.055**
Third Quarter	**0.065**
Fourth Quarter	**0.065**

Fiscal 2006	Dividend
First Quarter	$0.045
Second Quarter	0.045
Third Quarter	0.055
Fourth Quarter	0.055

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

Information regarding the Company's equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in the Company's definitive Proxy Statement and is incorporated herein by reference.

On August 20, 2007, there were approximately 44,000 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $25.96 per share.

Performance Graph

The following chart presents a comparison for the five-year period ended June 30, 2007, of the market performance of the Company's common stock with the S & P 500 Index and an index of peer companies selected by the Company:

The following information depicts a line graph with the following values:



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Jack Henry & Associates, Inc., The S&P 500 Index
And A Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/02
6/03
6/04
6/05
6/06
6/07
Jack Henry & Associates, Inc.
S&P 500
Peer Group
* $100 invested on 6/30/02 in stock or index-including reinvestment of dividends. Fiscal year ending June 30.
Copyright © 2007, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

Graph produced by Research Data Group, Inc. 7/12/07

This comparison assumes $100 was invested on July 1, 2002, and assumes reinvestments of dividends. Total returns are calculated according to market capitalization of peer group members at the beginning of each period. Peer companies selected are in the business of providing specialized computer software, hardware and related services to financial institutions and other businesses. Companies in the peer group are Bisys Group, Cerner Corp., Computer Sciences Corp., Efunds Corp., Euronet Worldwide Inc., Fair Isaac Corp., Fidelity Com, SEI Investments Company and First Data Corp.

SELECTED FINANCIAL DATA

Selected Financial Data
(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,				
Income Statement Data	**2007**	2006	2005	2004	2003
Revenue [1]	**$ 668,062**	$ 592,205	$ 535,863	$ 467,415	$ 404,627
Net income	**$ 104,681**	$ 89,924	$ 75,501	$ 62,315	$ 49,397
Diluted net income per share	**$ 1.14**	$ 0.96	$ 0.81	$ 0.68	$ 0.55
Dividends declared per share	**$ 0.24**	$ 0.20	$ 0.17	$ 0.15	$ 0.14
Balance Sheet Data					
Working capital	**$ 19,908**	$ 42,918	$ 13,710	$ 85,818	$ 70,482
Total assets	**$ 999,340**	$ 906,067	$ 814,153	$ 653,614	$ 548,575
Long-term debt	**$ 128**	$ 421	$ -	$ -	$ -
Stockholders' equity	**$ 598,365**	$ 575,212	$ 517,154	$ 442,918	$ 365,223

[1] Revenue includes license sales, support and service revenues, and hardware sales, less returns and allowances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this report.

Overview

BACKGROUND AND OVERVIEW

We provide integrated computer systems for in-house and outsourced data processing to commercial banks, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to these financial institutions. We also perform data conversion and software implementation services for our systems and provide continuing customer support services after the systems are implemented. For our customers who prefer not to make an up-front capital investment in software and hardware, we provide our full range of products and services on an outsourced basis through our eight data centers and 23 item-processing centers located throughout the United States.

A detailed discussion of the major components of the results of operations follows. All amounts are in thousands and discussions compare fiscal 2007 to fiscal 2006 and compare fiscal 2006 to fiscal 2005.

We derive revenues from three primary sources:

- software licenses;
- support and service fees, which include implementation services; and
- hardware sales, which includes all non-software remarketed products.

Over the last five fiscal years, our revenues have grown from $404,627 in fiscal 2003 to $668,062 in fiscal 2007. Net income has grown from $49,397 in fiscal 2003 to $104,681 in fiscal 2007. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services for approximately 2,300 customers who utilize our core software systems as of June 30, 2007.

Since the start of fiscal 2004, we have completed 15 acquisitions, including one completed after June 30, 2007. All of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates.

License revenue represents the sale and delivery of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

Support and services fees are generated from implementation services contracted with us by the customer, ongoing support services to assist the customer in operating the systems and to enhance and update the software, and from providing outsourced data processing services and Electronic Funds Transfer ("EFT") support services. Outsourcing services are performed through our data and item processing centers. Revenues from outsourced item and data processing and EFT support services are primarily derived from monthly usage or transaction fees typically under five-year service contracts with our customers.

Cost of license fees represents the third party vendor costs associated with license fee revenue.

Cost of services represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item processing centers providing services for our outsourced customers, EFT services, and direct operation costs.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related license, support and service, and hardware sales along with the related cost of sales.

Results of Operations

FISCAL 2007 COMPARED TO FISCAL 2006

Fiscal 2007 showed strong growth in support and service revenues and improved gross and operating margins, tempered somewhat by decreases in software license revenues. This performance allowed us to leverage a 13% increase in total revenue to a 16% increase in net income.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2007	2006	
License	**$ 76,403**	$ 84,014	**-9%**
Percentage of total revenue	**11%**	14%	

License revenue represents the delivery and acceptance of application software systems contracted by us with the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue decreased by $7,611 compared to last fiscal year mainly due to a decrease in the number of new license agreements and an overall decrease in the average transaction size in comparison to the prior fiscal year. When compared with last year, many of our software solutions experienced a decrease in license revenue. Those products that had the most significant decreases included Yellow Hammer Fraud Detective™ (our fraud detection/prevention solution), SilverLake® (our flagship core software solution for larger banks), NetTeller Online Banking™ (our bank-branded internet banking solution), and Episys® (our flagship core software solution for larger credit unions). A significant portion of the decrease in license revenue can be attributed to the continuing shift in demand from banks and credit unions toward our outsourcing services from an in-house delivery, which do not require software license agreements. Another contributing factor is the market penetration we have with several of our products including Episys and NetTeller which has caused us to anticipate reduced license sales for these products compared to prior years.

Support and Service Revenue

	Year Ended June 30,		% Change
	2007	2006	
Support and service	**$ 503,317**	$ 425,661	**+18%**
Percentage of total revenue	**75%**	72%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 21,369	11%
EFT Support	28,879	38%
Outsourcing Services	15,963	16%
Implementation Services	11,445	24%
Total Increase	**$ 77,656**	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT support services.

There was strong growth in all of the support and service revenue components. In-house support and other services increased partially as a result of increased implementations of recently acquired products. In addition, because annual maintenance fees are based on supported institutions' asset size, in-house support revenues increase as our customers' assets grow. EFT support, which includes ATM/debit card processing, on-line bill pay, remote deposit capture and Check 21 transaction processing services, experienced the largest percentage and dollar growth. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and increase volume. Implementation services revenue increased during the year primarily due to an increase in the number of in-house implementations, as well as an increase in merger conversions for existing customers that acquired other financial institutions.

Hardware Revenue

	Year Ended June 30,		% Change
	2007	2006	
Hardware	**$ 88,342**	$ 82,530	**+7%**
Percentage of total revenue	**13%**	14%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue increased mainly due to an increase in the number of hardware systems and components delivered in the year compared to last fiscal year. In particular, there has been a significant increase in revenue from hardware components used in our remote deposit capture product for imaging and exchanging of checks.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2007	2006	
Cost of License	**$ 4,277**	$ 2,717	**+57%**
Percentage of total revenue	**<1%**	<1%	
License Gross Profit	**$ 72,126**	$ 81,297	**-11%**
Gross Profit Margin	**94%**	97%	
Cost of support and service	**$ 312,138**	$ 272,383	**+15%**
Percentage of total revenue	**47%**	46%	
Support and Service Gross Profit	**$ 191,179**	$ 153,278	**+25%**
Gross Profit Margin	**38%**	36%	
Cost of hardware	**$ 65,469**	$ 60,658	**+8%**
Percentage of total revenue	**10%**	10%	
Hardware Gross Profit	**$ 22,873**	$ 21,872	**+5%**
Gross Profit Margin	**26%**	27%	
TOTAL COST OF SALES	**$ 381,884**	$ 335,758	**+14%**
Percentage of total revenue	**57%**	57%	
TOTAL GROSS PROFIT	**$ 286,178**	$ 256,447	**+12%**
Gross Profit Margin	**43%**	43%	

Cost of license increased for the fiscal year due to greater third party reseller agreement software vendor costs. Gross profit margin on license revenue decreased because a larger percentage of the revenue from licenses was attributable to these sales under reseller agreements where the gross margins are significantly lower than on our owned products. Cost of support and service increased for the year primarily due to additional personnel costs (including an 8% increase in headcount), costs related to the expansion of infrastructure (including depreciation, amortization, and maintenance contracts) and increases in the direct costs of providing services (such as transaction processing charges) as compared to last year. The gross profit margin increased to 38% from 36% in support and service, primarily due to a shift in sales mix toward services with higher margins, such as our EFT Support services. Cost of hardware increased for the year, in line with the increase in hardware sales. Hardware gross profit margin decreased slightly due to lower vendor rebates received during the year compared to the prior year. Incentives and rebates received from vendors fluctuate quarterly and annually due to changing thresholds established by the vendors.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30,		% Change
	2007	2006	
Selling and marketing	**$ 51,045**	$ 50,007	**+2%**
Percentage of total revenue	**8%**	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2007 fiscal year, the selling and marketing expenses increase was due to growth in personnel costs, particularly commission expenses. Selling and Marketing expenses remained steady for both years at 8% of total revenue.

Research and Development

	Year Ended June 30,		% Change
	2007	2006	
Research and development	**$ 35,962**	$ 31,874	**+13%**
Percentage of total revenue	**5%**	5%	

We devote significant effort and expense to develop new software, to service products and to continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with a 13% increase in headcount for ongoing development of new products and enhancements to existing products. Research and development expenses remained at 5% of total revenue for both fiscal years.

General and Administrative

	Year Ended June 30,		% Change
	2007	2006	
General and administrative	**$ 40,617**	$ 35,209	**+15%**
Percentage of total revenue	**6%**	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expense increased primarily due to employee costs associated with a 3% increase in headcount and increased expenses related to stock options. In addition, during the first half of fiscal 2006, a new accounting system was being actively developed and a percentage of salaries were being capitalized. Also impacting the increase was growth in overhead related costs such as insurance, depreciation and amortization, professional services and maintenance contracts. General and administrative costs remained at 6% of total revenue for both fiscal years.

INTEREST INCOME (EXPENSE)

Interest income increased 65% from $2,066 to $3,406 due primarily to larger invested balances coupled with higher interest rates on invested balances. Interest expense increased 30% from $1,355 to $1,757 due to borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $55,522 or 34.6% of income before income taxes in fiscal 2007 compared with $50,145 or 35.8% of income before income taxes fiscal 2006. The decrease in the percentage for fiscal 2007 is primarily due to the renewal of the Research and Experimentation Credit retroactive to January 1, 2006, which required the recording of an additional six months of credit during fiscal year 2007 related to fiscal year 2006. This created a significant tax benefit (approximately $3,000 additional benefit over the prior year) for fiscal 2007.

NET INCOME

Net income increased 16% from $89,923, or $0.96 per diluted share in fiscal 2006 to $104,681, or $1.14 per diluted share in fiscal 2007.

FISCAL 2006 COMPARED TO FISCAL 2005

Fiscal 2006 showed strong growth in support and service revenues and improved gross and operating margins, which allowed us to leverage an 11% increase in total revenue to a 19% increase in net income.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2006	2005	
License	**$ 84,014**	$ 82,374	**2%**
Percentage of total revenue	**14%**	15%	

License revenue represents the delivery and acceptance of application software systems contracted by us with the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue increased by $1,640 compared to last fiscal year mainly due to growth in delivery and acceptance of software systems within the banking segment, partially offset by a decrease in the credit union segment which had experienced record revenues in fiscal 2005. Year-to-date license revenue in fiscal 2006 experienced growth in many software solutions. The leading elements were Synergy Intelligent Document Imaging™ (our intelligent document imaging and archiving solution), SilverLake System® (our flagship software solution for larger banks), Biodentify® (our biometric fingerprint security solution), and Fraud Detective™ (our anti-fraud and anti-money laundering software solution). In addition, both PROFITability® (our product profitability solution) and PROFITstar ALM/Budgeting (our asset/liability and budgeting solution), which were acquired during fiscal 2006, contributed to license revenue growth.

Support and Service Revenue

	Year Ended June 30,		% Change
	2006	2005	
Support and service	**$ 425,661**	$ 364,076	**17%**
Percentage of total revenue	**72%**	68%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 26,932	16%
EFT Support	18,357	32%
Outsourcing Services	13,714	15%
Implementation Services	2,582	6%
Total Increase	$ 61,585	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and ATM and debit card processing services.

There was strong growth in all of the support and service revenue components. In-house support and other services increased primarily from additional software licenses sold during the previous twelve months. EFT support, including ATM and debit card transaction processing services, experienced the largest percentage of growth. Our daily transaction counts are rapidly growing as we have added customers and as our customers continue to experience consistent organic growth in ATM and debit card transactions. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and open new data processing sites. We expect growth in outsourcing to continue as we add services from recent acquisitions to our existing and new customers. Implementation services reflect growth as contracting activity continues for new license implementation as well as for conversion activities for our existing customers who have acquired institutions that had used other software systems.

Hardware Revenue

	Year Ended June 30,		% Change
	2006	2005	
Hardware	**$ 82,530**	$ 89,413	**-8%**
Percentage of total revenue	**14%**	17%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue continued to decrease as in prior years due to the overall rising equipment processing power and decreasing equipment prices. The Company experienced growth in revenues related to IBM iSeries machines, which was offset by a decrease in revenues related to pSeries machines. These changes are consistent with the changes experienced with our license revenues. In addition, the Company discontinued offering certain services related to uninterruptible power supply equipment during fiscal 2005 which led to a decrease sales of that equipment during fiscal 2006.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2006	2005	
Cost of License	**$ 2,717**	$ 5,547	**-51%**
Percentage of total revenue	**<1%**	1%	
License Gross Profit	**$ 81,297**	$ 76,827	**+6%**
Gross Profit Margin	**97%**	93%	
Cost of support and service	**$ 272,383**	$ 244,097	**+12%**
Percentage of total revenue	**46%**	46%	
Support and Service Gross Profit	**$ 153,278**	$ 119,979	**+28%**
Gross Profit Margin	**36%**	33%	
Cost of hardware	**$ 60,658**	$ 63,769	**-5%**
Percentage of total revenue	**10%**	12%	
Hardware Gross Profit	**$ 21,872**	$ 25,644	**-15%**
Gross Profit Margin	**27%**	29%	
TOTAL COST OF SALES	**$ 335,758**	$ 313,413	**+7%**
Percentage of total revenue	**57%**	58%	
TOTAL GROSS PROFIT	**$ 256,447**	$ 222,450	**+15%**
Gross Profit Margin	**43%**	42%	

Cost of license decreased for the fiscal year due to fewer third party reseller agreement software vendor costs. Gross profit margin on license revenue increased because a smaller percentage of the revenue growth was attributable to these reseller agreements. Cost of support and service increased for the year primarily due to additional personnel costs (including a 9% increase in headcount) and costs related to the expansion of infrastructure (including depreciation, amortization, and maintenance contracts) as compared to last year. The gross profit margin increased to 36% from 33% in support and service, primarily due to efficiencies gained as recent acquisitions have become more fully integrated and to a shift in sales mix toward services with slightly higher margins, such as our ATM and debit card processing services. Cost of hardware decreased for the year, in line with the decrease in hardware sales, primarily due to the types of equipment sold, with varying vendor incentives in the current year. Incentives and rebates received from vendors fluctuate quarterly and annually due to changing thresholds established by the vendors. Hardware gross profit margin decreased due to the number of hardware shipments, sales mix and vendor rebates received throughout the year.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30,		% Change
	2006	2005	
Selling and marketing	**$ 50,007**	$ 46,630	**+7%**
Percentage of total revenue	**8%**	9%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services. Our inside sales force markets specific complementary products and services to our existing customers.

For the 2006 fiscal year, the selling and marketing expenses increase was due to growth in personnel costs and additional expenses related to product promotion, and generally correlates to the increase in revenue.

Research and Development

	Year Ended June 30,		% Change
	2006	2005	
Research and development	**$ 31,874**	$ 27,664	**+15%**
Percentage of total revenue	**5%**	5%	

We devote significant effort and expense to develop new software, to service products and to continually upgrade and enhance our existing offerings. We upgrade our various core and complementary software applications throughout the year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with a 21% increase in headcount for ongoing development of new products and enhancements to existing products, and depreciation and equipment maintenance expense. Research and development expenses remained at 5% of total revenue for both fiscal years.

General and Administrative

	Year Ended June 30,		% Change
	2006	2005	
General and administrative	**$ 35,208**	$ 29,087	**+21%**
Percentage of total revenue	**6%**	5%	

General and administrative expense increased primarily due to employee costs associated with a 27% increase in headcount and increases in employee benefit costs. Also impacting the increase was growth in overhead related costs such as insurance, professional services and maintenance contracts.

INTEREST INCOME (EXPENSE)

Interest income increased 78% from $1,162 to $2,066 due primarily to larger invested balances coupled with higher interest rates on invested balances. Interest expense increased 249% from $388 to $1,355 due to borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $50,145 or 35.8% of income before income taxes in fiscal 2006 compared with $44,342 or 37.0% of income before income taxes fiscal 2005. The decrease in the percentage for fiscal 2006 is due to several factors, including the Section 199 Deduction for Domestic Production Activities, which is new this year. Also impacting this year's tax rate was the Company's tax treatment of the deduction for meals and entertainment expenses, as well as changes in the estimated state tax rates and from our re-evaluation of changes in state tax laws in relationship to our tax structure.

NET INCOME

Net income increased 19% from $75,501, or $0.81 per diluted share in fiscal 2005 to $89,923, or $0.96 per diluted share in fiscal 2006.

BUSINESS SEGMENT DISCUSSION

Bank Systems and Services

	2007	% Change	2006	% Change	2005
Revenue	**$557,456**	+15%	$482,886	+13%	$428,695
Gross Profit	**$244,164**	+14%	$214,817	+18%	$181,792
Gross Profit Margin	**44%**		44%		42%

In fiscal 2007, the revenue increase in the bank systems and services business segment is primarily due to continued growth in support and service revenue, particularly EFT support which experienced 40% revenue growth. Gross profit margin remained flat as growth generated by increasing EFT support revenue, which carries higher margins than other components of support and service revenue, was offset by decreasing license profit margin. Profit from license revenue decreased due to both a decrease in revenue and to an increase in the number of sales that were subject to third party seller agreements. Hardware revenue increased by 11%; however, lower vendor rebates during fiscal 2007 compared to fiscal 2006 led to a slightly lower hardware margin.

In fiscal 2006, the revenue increase in the bank systems and services business segment was primarily due to improved license sales for most products and continued growth in support and service revenue. Gross profit increased due to growth in license and support and service revenue, which carry a higher gross profit margin. Support and service revenue, which is the largest component of total revenue for the banking segment, experienced growth in ATM and debit card processing services and in in-house maintenance. The increase in maintenance revenue was largely driven by recent acquisition activity. Hardware revenue, which usually carries a lower gross profit margin, decreased by 10%. The mix of revenue combined with improved procedures and overall cost controls allowed us to leverage our resources, resulting in an increase to our profit margin for fiscal 2006 compared to fiscal 2005.

Credit Union Systems and Services

	2007	% Change	2006	% Change	2005
Revenue	**$110,606**	+1%	$109,319	+2%	$107,168
Gross Profit	**$42,014**	+1%	$41,630	+2%	$40,658
Gross Profit Margin	**38%**		38%		38%

In fiscal 2007, revenues in the credit union systems and services business segment increased slightly from fiscal 2006. This increase is mainly due to growth in support and service revenue, mostly offset by decreases in license and hardware revenue. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced growth in EFT support (26%) and in outsourcing revenue (24%). Gross profit in this business segment remained flat in fiscal 2007 compared to fiscal 2006.

In fiscal 2006, revenues in the credit union systems and services business segment increased slightly from fiscal 2005. This increase is mainly due to strong growth in support and service revenue, mostly offset by a decrease in license revenue from fiscal 2005 when license revenue was at a historically high level. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced growth in ATM and debit card processing services and in in-house maintenance. In addition, our data center maintenance revenue grew by 39% over fiscal 2005, which is consistent with our expansion of outsourcing solutions within this segment. Gross profit in this business segment remained flat in fiscal 2006 compared to fiscal 2005.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated positive cash flow from operations and have generally used funds generated from operations and short-term borrowings on our revolving credit facility to meet capital requirements. We expect this trend to continue in the future.

The Company's cash and cash equivalents increased to $88,617 at June 30, 2007 from $74,139 at June 30, 2006.

The following table summarizes net cash from operating activities in the statement of cash flows:

	Year ended June 30,		
	2007	2006	2005
Net income	$ **104,681**	$ 89,923	$ 75,501
Non-cash expenses	**56,348**	52,788	45,244
Change in receivables	**(28,853)**	30,413	(35,017)
Change in deferred revenue	**24,576**	10,561	16,909
Change in other assets and liabilities	**17,495**	(14,248)	5,638
Net cash from operating activities	$ **174,247**	$ 169,438	$ 108,275

Cash provided by operations increased $4,809 to $174,247 for the fiscal year ended June 30, 2007 as compared to $169,438 for the fiscal year ended June 30, 2006. This increase is primarily attributable to an increase in net income, offset by an increase in receivables.

Cash used in investing activities for the fiscal year ended June 2007 was $92,911 and includes payments for acquisitions of $34,006, plus $5,301 paid on earn-outs and other acquisition adjustments. During fiscal 2006, payments for acquisitions totaled $19,320, plus $1,425 paid on earn-outs. Capital expenditures for fiscal 2007 were $34,202 compared to $45,396 for fiscal 2006. Capital expenditures were higher in fiscal 2006 due primarily to a conversion to a new accounting software system and the acquisition of additional facilities during that year. Cash used for software development in fiscal 2007 was $20,743 compared to $16,079 during the prior year.

Net cash used in financing activities for the current fiscal year is $66,858 and includes the repurchase of 4,335 shares of our common stock for $98,413 and the payment of dividends of $21,685. Cash used in financing activities was partially offset by proceeds of $29,212 from the exercise of stock options and the sale of common stock, $4,640 excess tax benefits from stock option exercises and $19,388 net borrowings on revolving credit facilities. During fiscal 2006, net cash used in financing activities included the repurchase of our common stock for $41,819 and the payment of dividends of $18,383. As in the current year, cash used in fiscal 2006 was partially offset by proceeds from the exercise of stock options and the sale of common stock of $20,622, $4,743 excess tax benefits from stock option exercises and $5,120 net borrowings on revolving credit facilities.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2006, there were 2,766 shares in treasury stock and the Company had the remaining authority to repurchase up to 2,225 shares. On August 25, 2006, the Company's Board of Directors approved a 5,000 share increase to the stock repurchase authorization. During fiscal 2007, the Company repurchased 4,335 shares for $98,413. The total cost of treasury shares at June 30, 2007 is $150,184. At June 30, 2007, there were 7,101 shares in treasury stock and the Company had the authority to repurchase up to 2,890 additional shares.

Subsequent to June 30, 2007, the Company's Board of Directors declared a cash dividend of $.065 per share on its common stock payable on September 21, 2007, to stockholders of record on September 7, 2007. Current funds from operations are adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

The Company obtained a bank credit line on April 28, 2006 which provides for funding of up to $5,000 and bears interest at the bank's prime rate less 1% (7.25% at June 30, 2007). The credit line matures on April 30, 2008. At June 30, 2007, no amount was outstanding.

The Company renewed a credit line on March 7, 2007 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (8.25% at June 30, 2007). The credit line expires March 7, 2008 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2007.

An unsecured revolving bank credit facility allows short-term borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 1/2% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates May 31, 2012. At June 30, 2007, the outstanding revolving bank credit facility balance was $70,000. The outstanding balance bears interest at a weighted average rate of 5.94%.

During fiscal years 2007 and 2006, the Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $1,169, less accumulated depreciation of $264. At June 30, 2007, $631 was outstanding, of which $503 was included in current maturities. Maturities of capital lease payments by fiscal year are $503 in fiscal 2008, $96 in fiscal 2009 and $32 in fiscal 2010.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At June 30, 2007 the Company's total off-balance sheet contractual obligations were $22.6 million. This balance consists of $21.5 million of long-term operating leases for various facilities which expire from 2006 to 2015 and the remaining $1.1 million is for purchase commitments related to property and equipment. The Company also has contingent earn-out obligations of up to $23.6 million to the sellers in three acquisitions completed during fiscal year 2005. These amounts are payable over one to three years based variously upon gross revenues, net earnings and net operating income achieved by the individual acquired business units.

Contractual obligations by period as of June 30, 2007	Less than 1 year	1-3 years	3-5 years	More than 5 years	TOTAL
Operating lease obligations	$5,528	$9,516	$3,814	$2,591	$21,449
Capital lease obligations	503	128	-	-	631
Note payable	70,000	-	-	-	70,000
Purchase obligations	1,132	-	-	-	1,132
Total	$77,163	$9,644	$3,814	$2,591	$93,212

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 effective July 1, 2006. Since there have been no material accounting changes or errors since that time, the adoption did not have a material impact on the Company's results of operations or financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for the Company beginning July 1, 2007. The Company is currently evaluating the impact of this pronouncement.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that a registrant assess the materiality of a current period misstatement by determining how the current period's balance sheet would be affected in correcting a misstatement without considering the year(s) in which the misstatement originated and how the current period's income statement is misstated, including the reversing effect of prior year misstatements. SAB 108 was effective for the Company on June 30, 2007. The cumulative effect of applying SAB 108 may be recorded by adjusting current year beginning balances of the affected assets and liabilities with a corresponding adjustment to the current year opening balance in retained earnings if certain criteria are met. The adoption of this bulletin did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for the Company beginning July 1, 2007. The Company is currently evaluating the impact of this pronouncement.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including and amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure its financial assets and liabilities. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for the Company beginning July 1, 2008. The Company is currently determining whether fair value accounting is appropriate for any of its eligible items and cannot estimate the impact, if any, which SFAS 159 will have on its financial statements.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions," and clarified by Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," SAB 104, "Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The application of these pronouncements requires judgment, including whether a software arrangement includes multiple elements, whether any elements are essential to the functionality of any other elements, and whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. Customers receive certain elements of our products over time. Changes to the elements in a software arrangement or in our ability to identify VSOE for those elements could materially impact the amount of earned and unearned revenue reflected in the financial statements.

License Fee Revenue. For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements alone are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended by SOP 98-9, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on VSOE of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue. Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions were processed or the services were rendered.

Hardware Revenue. Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. For these transactions, the Company follows the guidance provided in EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results. All long lived assets are tested for valuation and potential impairment on a scheduled annual basis.

Capitalization of software development costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates used to determine deferred income taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors.

Assumptions related to purchase accounting and goodwill

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

As goodwill is not amortized, goodwill balances are regularly assessed for potential impairment. Such assessments require an analysis of future cash flow projections as well as a determination of an appropriate discount rate to calculate present values. Cash flow projections are based on management-approved estimates, which involve the input of numerous Company professionals from finance, operations and program management. Key factors used in estimating future cash flows include assessments of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. Significant changes in the estimates and assumptions used in purchase accounting and goodwill impairment testing can have a material effect on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1A of this report. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the financial services industry, our ability to continue or effectively manage growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking or credit union industry, increased government regulation, network or internet security problems, operational problems in our outsourcing facilities and others listed in "Risk Factors" at Item 1A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on investments in U.S. government securities. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse effect on our consolidated financial position or results of operations.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENT SCHEDULES

There are no schedules included because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jack Henry & Associates and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
August 29, 2007

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2007 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company's internal control over financial reporting as of June 30, 2007 was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2007 has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on the next page, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of June 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Jack Henry & Associates, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2007 of the Company and our report dated August 29, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
August 29, 2007

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,		
	2007	2006	2005
REVENUE			
License	**$ 76,403**	$ 84,014	$ 82,374
Support and service	**503,317**	425,661	364,076
Hardware	**88,342**	82,530	89,413
Total	**668,062**	592,205	535,863
COST OF SALES			
Cost of license	**4,277**	2,717	5,547
Cost of support and service	**312,138**	272,383	244,097
Cost of hardware	**65,469**	60,658	63,769
Total	**381,884**	335,758	313,413
GROSS PROFIT	**286,178**	256,447	222,450
OPERATING EXPENSES			
Selling and marketing	**51,045**	50,007	46,630
Research and development	**35,962**	31,874	27,664
General and administrative	**40,617**	35,209	29,087
Total	**127,624**	117,090	103,381
OPERATING INCOME	**158,554**	139,357	119,069
INTEREST INCOME (EXPENSE)			
Interest income	**3,406**	2,066	1,162
Interest expense	**(1,757)**	(1,355)	(388)
Total	**1,649**	711	774
INCOME BEFORE INCOME TAXES	**160,203**	140,068	119,843
PROVISION FOR INCOME TAXES	**55,522**	50,145	44,342
NET INCOME	**$ 104,681**	$89,923	$75,501
Diluted net income per share	**$ 1.14**	$0.96	$0.81
Diluted weighted average shares outstanding	**92,032**	93,787	92,998
Basic net income per share	**$ 1.16**	$0.98	$0.83
Basic weighted average shares outstanding	**90,155**	91,484	90,891

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	JUNE 30,	
	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 88,617**	$ 74,139
Investments, at amortized cost	**989**	2,181
Receivables	**209,242**	180,295
Prepaid expenses and other	**24,130**	24,402
Prepaid cost of product	**24,147**	22,228
Deferred income taxes	**3,260**	3,165
Total current assets	**350,385**	306,410
PROPERTY AND EQUIPMENT, net	**249,882**	251,632
OTHER ASSETS:		
Prepaid cost of product	**15,009**	15,191
Computer software, net of amortization	**59,190**	43,840
Other non-current assets	**10,754**	9,285
Customer relationships, net of amortization	**61,248**	63,162
Trade names	**4,009**	4,009
Goodwill	**248,863**	212,538
Total other assets	**399,073**	348,025
Total assets	**$ 999,340**	$906,067
LIABILITES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 11,481**	$14,525
Accrued expenses	**34,920**	29,012
Accrued income taxes	**17,882**	3,312
Note payable and current maturities of capital leases	**70,503**	50,241
Deferred revenues	**195,691**	166,402
Total current liabilities	**330,477**	263,492
LONG TERM LIABILITIES:		
Deferred revenues	**16,865**	19,317
Deferred income taxes	**53,290**	47,430
Other long-term liabilities, net of current maturities	**343**	616
Total long term liabilities	**70,498**	67,363
Total liabilities	**400,975**	330,855
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	-	-
Common stock - $0.01 par value: 250,000,000 shares authorized;		
Shares issued at 06/30/07 were 96,203,030		
Shares issued at 06/30/06 were 93,955,663	**962**	939
Additional paid-in capital	**262,742**	224,195
Retained earnings	**484,845**	401,849
Less treasury stock at cost		
7,100,967 shares at 06/30/07, 2,766,062 shares at 06/30/06	**(150,184)**	(51,771)
Total stockholders' equity	**598,365**	575,212
Total liabilities and stockholders' equity	**$ 999,340**	$ 906,067

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, Except Share and Per Share Data)

	YEAR ENDED JUNE 30,		
	2007	2006	2005
PREFERRED SHARES:	–	–	–
COMMON SHARES:			
Shares, beginning of year	**93,955,663**	92,050,778	90,519,856
Shares issued upon exercise of stock options	**2,218,395**	1,869,659	1,381,085
Shares issued for Employee Stock Purchase Plan	**28,972**	35,226	32,111
Shares issued in acquisition	–	–	117,726
Shares, end of year	**96,203,030**	93,955,663	92,050,778
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 939**	$ 920	$ 905
Shares issued upon exercise of stock options	**23**	19	14
Shares issued in acquisition	–	–	1
Balance, end of year	**$ 962**	$ 939	$ 920
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 224,195**	$ 195,878	$ 175,706
Shares issued upon exercise of stock options	**28,557**	19,909	14,250
Shares issued for Employee Stock Purchase Plan	**632**	694	780
Shares issued in acquisition	–	–	2,240
Tax benefit on exercise of stock options	**8,355**	7,260	6,858
Stock-based compensation expense	**1,003**	454	–
Cost of treasury shares reissued	–	–	(3,956)
Balance, end of year	**$ 262,742**	$ 224,195	$ 195,878
RETAINED EARNINGS:			
Balance, beginning of year	**$ 401,849**	$ 330,308	$ 271,433
Net income	**104,681**	89,924	75,501
Reissuance of treasury shares	–	–	(1,170)
Dividends (2007- $0.24 per share; 2006-$0.20 per share; 2005-$0.17 per share)	**(21,685)**	(18,383)	(15,456)
Balance, end of year	**$ 484,845**	$ 401,849	$ 330,308
TREASURY STOCK:			
Balance, beginning of year	**$ (51,771)**	$ (9,952)	$ (5,126)
Purchase of treasury shares	**(98,413)**	(41,819)	(9,952)
Reissuance of treasury shares upon exercise of stock options	–	–	4,970
Reissuance of treasury shares for Employee Stock Purchase Plan	–	–	156
Balance, end of year	**$ (150,184)**	$ (51,771)	$ (9,952)
TOTAL STOCKHOLDERS' EQUITY	**$ 598,365**	$ 575,212	$ 517,154

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	YEAR ENDED JUNE 30,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 104,681**	$ 89,923	$ 75,501
Adjustments to reconcile net income from operations to cash from operating activities:			
Depreciation	**36,427**	33,442	29,795
Amortization	**14,527**	10,332	9,116
Deferred income taxes	**4,239**	8,291	5,275
Expense for stock-based compensation	**1,003**	454	–
Loss on property and equipment	**167**	269	1,058
Other, net	**(15)**	–	–
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	**(28,853)**	30,413	(35,017)
Prepaid expenses, prepaid cost of product, and other	**(2,987)**	(18,624)	(7,015)
Accounts payable	**(3,050)**	(1,636)	5,160
Accrued expenses	**5,667**	3,450	3,303
Income taxes	**17,865**	2,563	4,190
Deferred revenues	**24,576**	10,561	16,909
Net cash from operating activities	**174,247**	169,438	108,275
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**(39,307)**	(20,745)	(119,501)
Capital expenditures	**(34,202)**	(45,396)	(58,046)
Purchase of investments	**(3,603)**	(4,519)	(4,976)
Proceeds from sale of property and equipment	**25**	4,255	170
Proceeds from investments	**4,810**	5,037	5,000
Computer software developed	**(20,743)**	(16,079)	(7,846)
Other, net	**109**	257	137
Net cash from investing activities	**(92,911)**	(77,190)	(185,062)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	**28,580**	19,928	14,264
Proceeds from sale of common stock, net	**632**	694	781
Note payable, net	**19,388**	5,120	45,000
Excess tax benefits from stock-based compensation	**4,640**	4,743	–
Purchase of treasury stock	**(98,413)**	(41,819	)(9,952)
Dividends paid	**(21,685)**	(18,383)	(15,456)
Net cash from financing activities	**(66,858)**	(29,717)	34,637
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 14,478**	$ 62,531	$ (42,150)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**$ 74,139**	$ 11,608	$ 53,758
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 88,617**	$ 74,139	$ 11,608

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share Amounts)

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

Jack Henry & Associates, Inc. and Subsidiaries ("JHA" or the "Company") is a leading provider of integrated computer systems and services that has developed and acquired a number of banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide with computer equipment ("hardware"), by providing the conversion and software implementation services for financial institutions to utilize JHA software systems, and by providing other related services. JHA provides continuing support and services to customers using in-house or outsourced systems.

Consolidation

The consolidated financial statements include the accounts of JHA and all of its subsidiaries, which are wholly-owned, and all significant intercompany accounts and transactions have been eliminated.

Stock-Based Compensation

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (R), "Share-Based Payment", ("SFAS 123(R)"), a revision of SFAS 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), using the modified prospective application transition method. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the consolidated statements of income. The Company will continue to use the Black-Scholes option pricing model used under SFAS 123 for the purposes of determining compensation expense related to options granted. The adoption of SFAS 123(R) did not have a significant impact on our financial position or our results of operations. Prior to the adoption of SFAS 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123(R) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. The Company has calculated its additional paid in capital pool ("APIC pool") based on the actual income tax benefits received from exercises of stock options granted after the effective date of SFAS 123 using the long method. The APIC pool is available to absorb any tax deficiencies subsequent to the adoption of SFAS 123(R). At June 30, 2007, the APIC pool was $35,570.

Prior to July 1, 2005, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), no compensation expense was recorded for stock options. The Company provides below the pro forma net income disclosures required by SFAS No. 123.

		Year Ended June 30, 2005
Net income, as reported		$ 75,501
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		1,614
Pro forma net income		$ 73,887
Diluted net income per share	As reported	$ 0.81
	Pro forma	$ 0.79
Basic net income per share	As reported	$ 0.83
	Pro forma	$ 0.81

If the Company had adopted SFAS 123(R) for fiscal year 2005, net cash from financing activities would have been increased by $4,084 for the year ended June 30, 2005 and net cash from operating activities would have decreased by $4,084 for the same period.

On June 29, 2005, the Board of Directors approved the immediate vesting of all stock options previously granted under the 1996 Stock Option Plan ("1996 SOP") that had exercise prices higher than the market price on such date. As a result of this action, the vesting of 201,925 options was accelerated by an average of 15 months. No other changes to these options were made. The weighted average exercise price of these accelerated options was $21.15, and exercise prices of the affected options range from $18.64 to $25.00. The accelerated options constituted only 2.1% of the company's outstanding options, at the date of the acceleration. No options held by any directors or executive officers of the Company were accelerated or affected in any manner by this action.

The purpose of accelerating vesting of the options was to enable to Company to reduce the impact of recognizing future compensation expense associated with these options upon adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). The aggregate pre-tax expense for the shares subject to acceleration that, absent the acceleration of vesting, would have been reflected in the Company's consolidated financial statements beginning in fiscal 2006 was estimated to be a total of approximately $802 (approximately $510 in fiscal 2006, approximately $185 in fiscal 2007, approximately $89 in fiscal 2008 and approximately $18 in fiscal 2009). These estimates are not adjusted for any actual or estimated future forfeitures.

The weighted-average fair value of options granted during fiscal 2007, fiscal 2006 and fiscal 2005 was $10.43, $10.13, and $6.97, respectively. The only options granted during fiscal 2007 and fiscal 2006 were to non-employee members of the Company's board of directors. The assumptions used in estimating fair value and resulting compensation expenses are as follows:

	Year Ended June 30,		
	2007	2006	2005
Weighted Average Assumptions:			
Expected life (years)	**7.41**	7.65	3.53
Volatility	**37%**	42%	48%
Risk free interest rate	**4.7%**	4.4%	3.1%
Dividend yield	**0.96%**	0.89%	0.88%

The option pricing model assumptions such as expected life, volatility, risk-free interest rate, and dividend yield impact the fair value estimate. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions were based on or determined from external data (for example, the risk-free interest rate) and other assumptions were derived from our historical experience with share-based payment arrangements (e.g., volatility, expected life and dividend yield). The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Our pre-tax operating income for the years ended June 30, 2007 and 2006 includes $1,003 and $454 of stock-based compensation costs, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from the following sources: license fees, support and service fees and hardware sales. There are no rights of return, condition of acceptance or price protection in the Company's sales contracts.

License Fee Revenue: For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions". Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue: Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately or, if the services are not yet sold separately, the price determined by management with relevant authority. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing and ATM, debit card, and other transaction processing services revenue is recognized in the month the transactions are processed or the services are rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. For these transactions, the Company follows the guidance provided in Emerging Issues Task Force Issue ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based upon the indicators provided within this consensus, the Company records the revenue related to our drop-ship transactions at gross and the related costs are included in cost of hardware. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Prepaid Cost of Product

Costs for remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

Deferred Revenues

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year; therefore, the deferred revenue and maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

Computer Software Development

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. The Company's amortization policy for these capitalized costs is to amortize the costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Generally, these costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Investments

The Company invests its cash that is not required for current operations primarily in U.S. government securities, money market accounts and certificates of deposit. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $989 and $2,181 at June 30, 2007 and 2006, respectively. Fair values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

Property and Equipment and Intangible Assets

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of goodwill and trade names, over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

Comprehensive Income

Comprehensive income for each of the years ended June 30, 2007, 2006 and 2005 equals the Company's net income.

Business Segment Information

In accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 13). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

Common Stock

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2006, there were 2,766 shares in treasury stock and the Company had the remaining authority to repurchase up to 2,225 shares. On August 25, 2006, the Company's Board of Directors approved a 5,000 share increase to the stock repurchase authorization. During fiscal 2007, the Company repurchased 4,335 treasury shares for $98,413. The total cost of treasury shares at June 30, 2007 is $150,184. At June 30, 2007, there were 7,101 shares in treasury stock and the Company had the authority to repurchase up to 2,890 additional shares.

Income Per Share

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options (see Note 10).

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 effective July 1, 2006. Since there have been no material accounting changes or errors since that time, the adoption did not have a material impact on the Company's results of operations or financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for the Company beginning July 1, 2007. The Company is currently evaluating the impact of this pronouncement.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that a registrant assess the materiality of a current period misstatement by determining how the current period's balance sheet would be affected in correcting a misstatement without considering the year(s) in which the misstatement originated and how the current period's income statement is misstated, including the reversing effect of prior year misstatements. SAB 108 was effective for the Company on June 30, 2007. The cumulative effect of applying SAB 108 may be recorded by adjusting current year beginning balances of the affected assets and liabilities with a corresponding adjustment to the current year opening balance in retained earnings if certain criteria are met. The adoption of this bulletin did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for the Company beginning July 1, 2007. The Company is currently evaluating the impact of this pronouncement.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including and amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure its financial assets and liabilities. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for the Company beginning July 1, 2008. The Company is currently determining whether fair value accounting is appropriate for any of its eligible items and cannot estimate the impact, if any, which SFAS 159 will have on its financial statements.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For all other financial instruments, including amounts receivable or payable and short-term and long-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30, 2007	June 30, 2006	Estimated Useful Life
Land	$ **24,421**	$ 18,174	
Land improvements	**19,809**	18,163	5-20 years
Buildings	**96,722**	90,916	25-30 years
Leasehold improvements	**20,838**	18,985	5-10 years (1)
Equipment and furniture	**155,455**	150,665	5-8 years
Aircraft and equipment	**42,152**	41,499	8-10 years
Construction in progress	**7,497**	12,637	
	366,894	351,039	
Less accumulated depreciation	**117,012**	99,407	
Property and equipment, net	$ **249,882**	$ 251,632	

(1) Lesser of lease term or estimated useful life

At June 30, 2007, the Company had no material commitments to purchase property and equipment. At June 30, 2006, the Company had commitments of approximately $3,400 to purchase property and equipment.

NOTE 4: OTHER ASSETS

Changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006, by reportable segments, are:

	Banking Systems and Services	Credit Union Systems and Services	Total
Balance, as of July 1, 2005	$ 166,617	$ 24,798	$ 191,415
Goodwill acquired during the year	21,123	-	21,123
Balance, as of June 30, 2006	187,740	24,798	212,538
Goodwill acquired during the year	36,325	-	36,325
Balance, as of June 30, 2007	**$ 224,065**	**$ 24,798**	**$ 248,863**

The Banking Systems and Services segment additions for fiscal 2007 relate primarily to the acquisition of Margin Maximizer, Inc. The additions for fiscal 2006 relate to the acquisition of Profitstar, Inc., with additional amounts relating to earn-out payments made on earlier acquisitions. See Note 12-Business Acquisitions for further details.

Information regarding other identifiable intangible assets is as follows:

	June 30, 2007			June 30, 2006		
	Carrying Amount	**Accumulated Amortization**	**Net**	Carrying Amount	Accumulated Amortization	Net
Customer relationships	**$ 115,369**	**$ (54,121)**	**$ 61,248**	$ 110,664	$ (47,502)	$ 63,162
Trade names	**4,009**	**-**	**4,009**	4,009	-	4,009
Totals	**$ 119,378**	**$ (54,121)**	**$ 65,257**	$ 114,673	$ (47,502)	$ 67,171

Trade names have been determined to have indefinite lives and are not amortized. Customer relationships have lives ranging from five to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over useful lives ranging from five to ten years.

Following is an analysis of the computer software capitalized:

	Carrying Amount	Accumulated Amortization	Total
Balance, July 1, 2005	$ 37,386	$ (7,898)	$ 29,488
Acquired software	1,872	-	1,872
Disposals	(1,228)	1,228	-
Capitalizated development cost	16,079	-	16,079
Amortization expense	-	(3,599)	(3,599)
Balance, June 30, 2006	54,109	(10,269)	43,840
Acquired software	**2,515**	**-**	**2,515**
Capitalizated development cost	**20,743**	**-**	**20,743**
Amortization expense	**-**	**(7,908)**	**(7,908)**
Balance, June 30, 2007	**$ 77,367**	**$ (18,177)**	**$ 59,190**

Amortization expense for all intangible assets was $14,527, $10,332 and $9,116 for the fiscal years ended June 30, 2007, 2006, and 2005, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2007, is as follows:

Year	Customer Relationships	Software	Total
2008	6,882	11,189	18,071
2009	6,795	10,729	17,524
2010	6,663	9,627	16,290
2011	6,100	8,907	15,007
2012	5,073	4,720	9,793

NOTE 5: DEBT

The Company obtained a bank credit line on April 28, 2006 which provides for funding of up to $5,000 and bears interest at the prime rate less 1% (7.25% at June 30, 2007). The credit line matures on April 30, 2008. At June 30, 2007, no amount was outstanding.

The Company renewed a credit line on March 7, 2007 which provides for funding of up to $8,000 and bears interest at the prime rate (8.25% at June 30, 2007). The credit line expires March 7, 2008 and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2007.

An unsecured revolving bank credit facility allows short-term borrowings of up to $150,000, which may be increased by the Company at any time to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 1/2% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The unsecured revolving credit line terminates May 31, 2012. At June 30, 2007, the outstanding revolving bank credit facility balance was $70,000. This outstanding balance bears interest at a weighted average rate of 5.94%.

The Company has entered into various capital lease obligations for the use of certain computer equipment totaling $599 and $569 for the years ended June 30, 2007 and 2006, respectively. Those amounts are included in property and equipment and the related depreciation is included in total depreciation expense. At June 30, 2007, $631 was outstanding, of which $503 was included in current maturities. Maturities of capital lease payments by fiscal year are $503 in fiscal 2008, $96 in fiscal 2009 and $32 in fiscal 2010.

The Company paid interest of $1,975, $1,439, and $171 in 2007, 2006, and 2005 respectively. During fiscal 2007, the Company incurred a total of $2,156 of interest, $399 of which was capitalized.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next 15 years, but certain of the leases contain options to extend the lease term. All lease payments are based on the lapse of time but include, in some cases, payments for operating expenses and property taxes. There are no purchase options on real estate leases at this time, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in operating expenses and property taxes.

As of June 30, 2007, net future minimum lease payments are as follows:

Years Ending June 30,	Lease Payments
2008	$ 5,528
2009	5,517
2010	3,999
2011	2,487
2012	1,327
Thereafter	2,591
Total	$ 21,449

Rent expense was $5,797, $5,372, and $4,169 in 2007, 2006, and 2005, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes consists of the following:

	Year ended June 30,		
	2007	2006	2005
Current:			
Federal	**$ 45,892**	$ 38,385	$ 35,221
State	**5,391**	3,469	3,846
Deferred:			
Federal	**4,080**	7,831	4,982
State	**159**	460	293
	$ 55,522	$ 50,145	$ 44,342

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30,	
	2007	2006
Deferred tax assets:		
Carryforwards (operating losses)	**$ -**	$ 601
Expense reserves (bad debts, insurance, franchise tax and vacation)	**2,688**	2,531
Intangible assets	-	1,070
Other, net	**1,087**	802
	3,775	5,004
Deferred tax liabilities:		
Accelerated tax depreciation	**(23,597)**	(25,856)
Accelerated tax amortization	**(30,208)**	(23,412)
	(53,805)	(49,268)
Net deferred tax liability	**$ (50,030)**	$ (44,264)

The deferred taxes are classified on the balance sheets as follows:

	June 30,	
	2007	2006
Deferred income taxes (current)	$ **3,260**	$ 3,165
Deferred income taxes (long-term)	**(53,290)**	(47,430)
	$ **(50,030)**	$ (44,265)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2007	2006	2005
Computed "expected" tax expense (benefit)	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**2.3%**	2.0%	2.2%
Research and development credit	**-2.7%**	-1.0%	-1.5%
Permanent book/tax differences	**0.0%**	-0.5%	0.5%
Other (net)	**0.1%**	0.3%	0.7%
	34.7%	35.8%	37.0%

The decrease in the effective income tax rate for fiscal 2007 is primarily due to the renewal of the Research and Experimentation Credit retroactive to January 1, 2006, which required the recording of an additional six months of credit during fiscal year 2007 related to fiscal year 2006. This created a significant tax benefit (approximately $3,000 additional benefit over the prior year) for fiscal 2007.

Net operating loss carryforwards of $1,623 (from acquisitions) expire through the year 2024. All of this amount is available for use in the Company's June 30, 2007 federal income tax returns. The Company paid income taxes of $28,887, $34,301, and $34,891 in 2007, 2006, and 2005, respectively.

The Company's federal income tax returns for the years ended June 30, 2006 and 2005 are currently under examination by the Internal Revenue Service ("IRS").

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. All billings to customers are due net 30 days from date of billing. Reserves (which are insignificant at June 30, 2007 and 2006) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from two suppliers. There are a limited number of hardware suppliers for these required items. If these relationships were terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 9: STOCK OPTION PLANS

The Company previously issued options to employees under the 1996 Stock Option Plan ("1996 SOP") and currently issues options to outside directors under the 2005 Non-Qualified Stock Option Plan ("2005 NSOP").

1996 SOP

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. Terms and vesting periods of the options were determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to four years. Shares of common stock were reserved for issuance under this plan at the time of each grant, which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after the date of grant. In October 2002, the stockholders approved an increase in the number of stock options available from 13.0 million to 18.0 million shares. The plan terminated by its terms on October 29, 2006, although options previously granted under the 1996 SOP are still outstanding.

On June 29, 2005, the Board of Directors approved the immediate vesting of all stock options previously granted under the 1996 SOP that had exercised prices higher than the market price on such date (See Note 1).

2005 NSOP

The NSOP was adopted by the Company on September 23, 2005, for its outside directors. Generally, options are exercisable beginning six months after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. For individuals who have served less than four continuous years, 25% of all options will vest after one year of service, 50% shall vest after two years, and 75% shall vest after three years of service on the Board. The options terminate upon surrender of the option, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant. 700 shares of common stock have been reserved for issuance under this plan with a maximum of 100 for each director. As of June 30, 2007, there were 630 shares available for future grants under the plan.

A summary of option plan activity under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding June 30, 2004	11,384	$13.64	
Granted	224	18.56	
Forfeited	(155)	19.70	
Exercised	(1,687)	8.43	
Outstanding June 30, 2005	9,766	14.55	
Granted	40	18.47	
Forfeited	(236)	21.23	
Exercised	(1,870)	10.58	
Outstanding June 30, 2006	7,700	15.34	
Granted	**30**	**21.79**	
Forfeited	**(123)**	**21.22**	
Exercised	**(2,218)**	**12.90**	
Outstanding June 30, 2007	**5,389**	**$16.24**	**$51,951**
Vested and Expected to Vest June 30, 2007	**5,389**	**$16.24**	**$51,951**
Exercisable June 30, 2007	**5,327**	**$16.21**	**$51,518**

As of June 30, 2007, there was $216 of total unrecognized compensation costs related to stock options that have not yet vested. These costs are expected to be recognized over a weighted average period of 0.77 years.

For the year ended June 30, 2005, 306 shares and 10 shares were reissued from treasury stock for shares exercised in the employee stock option plan and the employee stock purchase plan (See Note 11), respectively.

Following is an analysis of stock options outstanding and exercisable as of June 30, 2007:

Range of Exercise Prices	Shares		Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Outstanding	Exercisable
$ 6.03 - $10.13	542	542	1.62	$ 8.72	$ 8.72
$10.14 - $10.75	200	200	1.18	10.75	10.75
$10.76 - $10.84	1,049	1,049	5.77	10.84	10.84
$10.85 - $16.49	130	130	3.71	12.45	12.45
$16.50 - $16.88	1,931	1,931	2.76	16.88	16.88
$16.89 - $21.25	692	642	4.94	19.84	19.98
$21.26 - $27.15	710	698	4.46	24.66	24.71
$27.16 - $29.63	129	129	3.57	28.45	28.45
$29.64 - $30.00	3	3	3.93	30.00	30.00
$30.01 - $31.00	3	3	4.00	31.00	31.00
$ 6.03 - $31.00	5,389	5,327	3.72	$ 16.24	$ 16.21

Cash received from stock option exercises for the year ended June 30, 2007 was $28,580. The income tax benefits from stock option exercises totaled $8,355 for the year ended June 30, 2007.

The total intrinsic value of options exercised was $22,643 and $19,622 for the fiscal years ended June 30, 2007 and 2006, respectively.

Restricted Stock Plan

The Restricted Stock Plan was adopted by the Company on November 1, 2005, for its employees. Up to 3,000 shares of common stock are available for issuance under the plan. Upon issuance, shares of restricted stock are subject to forfeiture and to restrictions which limit the sale or transfer of the shares during the restriction period. As of June 30, 2007, no restricted stock has been issued.

NOTE 10: EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted net income per share:

	Year Ended June 30,								
	2007			2006			2005		
	Net Income	**Weighted Average Shares**	**Per Share Amount**	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Income Per Share: Net income available to common stockholders	**$ 104,681**	**90,155**	**$ 1.16**	$89,923	91,484	$0.98	$75,501	90,891	$0.83
Effect of dilutive securities: Stock options	**-**	**1,877**	**(0.02)**	-	2,303	(0.02)	-	2,107	(0.02)
Diluted Income Per Share: Net income available to common stockholders	**$ 104,681**	**92,032**	**$1.14**	$89,923	93,787	$0.96	$75,501	92,998	$0.81

Stock options to purchase approximately 772 shares for fiscal 2007, 1,505 shares for fiscal 2006, and 1,792 shares for fiscal 2005, were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 2006. The plan allows the majority of employees the opportunity to directly purchase shares of the Company at a 5% discount. Beginning January 1, 2007, purchase prices for all participants are based on 95% of the closing bid price on or before the 15th day of the month.

The Company has a defined contribution plans for its employees, the 401(k) Retirement Savings Plan (the "Plan"). The plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full time employee contributions up to 5% of compensation subject to a maximum of $5 per year. Employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $7,148, $6,530, and $5,212 for fiscal 2007, 2006, and 2005, respectively.

The Company also had an Employee Stock Ownership Plan (the "ESOP" Plan), which it terminated as of January 1, 2005. No contribution had been made to the ESOP Plan for any of the three most recent fiscal years.

NOTE 12: BUSINESS ACQUISITIONS

Fiscal 2007 Acquisition:

On November 1, 2006, the Company acquired all of the capital stock of Margin Maximizer Group, Inc., which does business as US Banking Alliance ("USBA"). USBA is a leading provider of loan and deposit pricing software and related consulting services to banks and credit unions. The purchase price for USBA, $34,006 paid in cash, was preliminarily allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $(2,147) to working capital, $69 to property and equipment, $2,515 to capitalized software, $4,705 to customer relationships, and $28,864 to goodwill. The capitalized software and customer relationships have weighted-average useful lives of approximately 5 years. The acquired goodwill has been allocated to the bank systems and services segment. The Company and the former shareholders of Margin Maximizer Group, Inc. jointly made a Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the capitalized software, customer relationships and goodwill for tax purposes. The results of USBA's operations have been included with the Company's from the date of acquisition, November 1, 2006, to the end of the period. The pro forma impact on net income and earnings per share have not been disclosed for the current or comparable prior periods, as the amounts were immaterial to the financial statements taken as a whole.

Fiscal 2006 Acquisition:

On November 1, 2005, the Company acquired all of the capital stock of Profitstar, Inc. ("Profitstar"). Profitstar is a leading provider of asset/liability management, risk management, profitability accounting and financial planning software and related services to banks, credit unions and other financial institutions. The purchase price for Profitstar, $19,317 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($599) to working capital, $1,233 to deferred tax liability, $1,871 to capitalized software, $1,420 to customer relationships, and $19,698 to goodwill. The acquired goodwill has been allocated to the bank segment. On August 15, 2006, the Company and the former shareholders of Profitstar, Inc. jointly made a IRC Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the capitalized software, customer relationships and goodwill for tax purposes. This election increased goodwill by a net of $720 due to the elimination of previously recorded deferred tax liabilities and to additional consideration paid to the former shareholders of Profitstar, Inc.

Fiscal 2005 Acquisitions:

On March 2, 2005, the Company acquired all of the membership interests in Tangent Analytics, LLC, ("Tangent"), a developer of business intelligence software systems. The purchase price for Tangent before any earn-out payments, $4,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($140) to working capital, $89 to deferred tax liability, $241 to capitalized software and $4,128 to goodwill. Contingent purchase consideration may be due based upon Tangent's earnings before interest, depreciation, taxes and amortization. In fiscal 2007 and 2006, $3,125 and $958, respectively, was paid to the former members of Tangent as part of this contingent consideration. These amounts were included in goodwill. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax. Remaining purchase consideration of $917 was paid after June 30, 2007 based upon Tangent's earnings before interest, depreciation, amortization and taxes in full settlement of the purchase agreement.

Effective January 1, 2005, the Company acquired all of the membership interests in RPM Intelligence, LLC, doing business as Stratika ("Stratika"). Stratika provides customer and product profitability solutions for financial institutions. The purchase price for Stratika before any earn-out payments, $6,241 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $9 to working capital, $156 to deferred tax liability, $422 to capitalized software and $5,963 to goodwill. Contingent purchase consideration of up to $9,752 may be paid over the next year based upon the net operating income of Stratika. In fiscal 2006, $248 was paid to the former members of Stratika as part of this contingent consideration. This amount was included in goodwill. No amount was paid as part of this contingent consideration during fiscal 2007. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

On December 17, 2004, the Company acquired certain assets of SERSynergy™ ("Synergy"), a division of SER Solutions, Inc. Synergy is a market leader for intelligent document management for financial institutions. The purchase price for Synergy, $34,466 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($3,216) to working capital, $248 to deferred tax liability, $2,541 to capitalized software, $6,145 to customer relationships, and $29,243 to goodwill. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

Effective December 1, 2004, the Company acquired the capital stock of TWS Systems, Inc. and three affiliated corporations (collectively "TWS"). TWS is a leading provider of image-based item processing solutions for credit unions. The purchase price for TWS, $10,885 paid in cash, was allocated to the assets and liabilities acquired, based on then estimated fair values at the acquisition date, resulting in an allocation of ($157) to working capital, 1,759 to deferred tax liability, $2,110 to capitalized software, $2,645 to customer relationships, and $7,569 to goodwill. The acquired goodwill has been allocated to the credit union segment and is non-deductible for federal income tax.

On November 23, 2004, the Company acquired the capital stock of Optinfo, Inc. ("Optinfo"). Optinfo is a leading provider of enterprise exception management software and services. The purchase price for Optinfo, $12,927 paid in cash and $2,240 of vested options to acquire common stock, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $705 to working capital, $1,346 to deferred tax asset, $156 to deferred tax liability, $421 to capitalized software, and $12,806 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective October 1, 2004, the Company acquired the capital stock of Verinex Technologies, Inc. ("Verinex"). Verinex is a leading developer and integrator of biometric security solutions. The purchase price for Verinex, $35,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $574 to working capital, $1,729 to deferred tax liability, $464 to capitalized software, $4,208 to customer relationships, and $31,457 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective October 1, 2004, the Company acquired Select Payment Processing, Inc. ("SPP") by merger. SPP is a provider of an innovative electronic payment processing solution for financial institutions. The purchase price for SPP, $12,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $7 to working capital, $938 to deferred tax asset, $1,729 to deferred tax liability, $467 to capitalized software and $10,570 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

On September 1, 2004, the Company acquired Banc Insurance Services, Inc. ("BIS") in Massachusetts. BIS is a provider of turnkey outsourced insurance agency solutions for financial institutions. The purchase price for BIS before any earn-out payments, $6,700 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $56 to working capital and $6,549 to goodwill. Contingent purchase consideration may be paid over the next three years based upon BIS gross revenues which could result in additional allocations to goodwill of up to $12,931. In fiscal 2007 and 2006, $250 and $219, respectively, was paid to the former owners of BIS as part of this agreement. These amounts were included in goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

The accompanying consolidated statements of income for the fiscal year ended June 30, 2006 and 2005 do not include any revenues and expenses related to these acquisitions prior to the respective closing dates of each acquisition. The following unaudited pro forma consolidated financial information is presented as if these acquisitions had occurred at the beginning of the periods presented. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred during those periods, or the results that may be obtained in the future as a result of these acquisitions.

Pro Forma (unaudited)

	Year Ended June 30,	
	2006	2005
Revenue	$ 596,305	$ 563,746
Gross profit	$ 259,338	$ 237,458
Net Income	$ 90,398	$ 79,495
Earnings per share - diluted	$ 0.96	$ 0.85
Diluted shares	93,787	92,998
Earnings per share - basic	$ 0.99	$ 0.87
Basic shares	91,484	90,891

NOTE 13: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services ("Bank") and credit union systems and services ("Credit Union"). The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenue.

	For the Year Ended June 30, 2007		
	Bank	Credit Union	Total
REVENUE			
License	$ 60,683	$ 15,720	$ 76,403
Support and service	427,507	75,810	503,317
Hardware	69,266	19,076	88,342
Total	**557,456**	**110,606**	**668,062**
COST OF SALES			
Cost of license	4,103	174	4,277
Cost of support and service	257,962	54,176	312,138
Cost of hardware	51,227	14,242	65,469
Total	**313,292**	**68,592**	**381,884**
GROSS PROFIT	**$ 244,164**	**$ 42,014**	**$ 286,178**

	For the Year Ended June 30, 2006		
	Bank	Credit Union	Total
REVENUE			
License	$ 66,165	$ 17,849	$ 84,014
Support and service	354,210	71,451	425,661
Hardware	62,511	20,019	82,530
Total	**482,886**	**109,319**	**592,205**
COST OF SALES			
Cost of license	1,671	1,046	2,717
Cost of support and service	221,300	51,083	272,383
Cost of hardware	45,098	15,560	60,658
Total	**268,069**	**67,689**	**335,758**
GROSS PROFIT	**$ 214,817**	**$ 41,630**	**$ 256,447**

	For the Year Ended June 30, 2005		
	Bank	Credit Union	Total
REVENUE			
License	$ 53,563	$ 28,811	$ 82,374
Support and service	305,696	58,380	364,076
Hardware	69,436	19,977	89,413
Total	**428,695**	**107,168**	**535,863**
COST OF SALES			
Cost of license	2,402	3,145	5,547
Cost of support and service	196,140	47,957	244,097
Cost of hardware	48,361	15,408	63,769
Total	**264,903**	**66,510**	**313,413**
GROSS PROFIT	**$ 181,792**	**$ 40,658**	**$ 222,450**

	For the Year Ended June 30,		
	2007	2006	2005
Depreciation expense, net			
Bank systems and services	**$ 34,219**	$ 30,818	$ 27,248
Credit Unions systems and services	**2,208**	2,624	2,547
Total	**$ 36,427**	$ 33,442	$ 29,795
Amortization expense, net			
Bank systems and services	**$ 12,070**	$ 8,421	$ 7,356
Credit Unions systems and services	**2,457**	1,911	1,760
Total	**$ 14,527**	$ 10,332	$ 9,116
Capital expenditures, net			
Bank systems and services	**$ 33,510**	$ 43,681	$ 49,360
Credit Unions systems and services	**692**	1,715	8,686
Total	**$ 34,202**	$ 45,396	$ 58,046

	For the Year Ended June 30,	
	2007	2006
Property and equipment, net		
Bank systems and services	**$ 217,195**	$ 217,438
Credit Unions systems and services	**32,687**	34,194
Total	**$ 249,882**	$ 251,632
Identified intangible assets, net		
Bank systems and services	**$ 321,096**	$ 271,259
Credit Unions systems and services	**52,214**	52,290
Total	**$ 373,310**	$ 323,549

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

NOTE 14: SUBSEQUENT EVENTS

On July 10, 2007, the Company announced that it completed its acquisition of all of the capital stock of Gladiator Technology Services, Inc., an Atlanta, Georgia-based provider of technology security services for financial institutions for $17,632 paid in cash.

On August 27, 2007, the Company's Board of Directors declared a quarterly cash dividend of $.065 per share of common stock, payable on September 21, 2007 to shareholders of record on September 7, 2007.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	For the Year Ended June 30, 2007				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 15,539	$ 21,173	$ 15,345	$ 24,346	**$ 76,403**
Support and service	115,577	124,235	130,282	133,223	**503,317**
Hardware	19,499	21,836	23,276	23,731	**88,342**
Total	150,615	167,244	168,903	181,300	**668,062**
COST OF SALES					
Cost of license	556	778	863	2,080	**4,277**
Cost of support and service	73,050	77,501	78,932	82,655	**312,138**
Cost of hardware	13,702	15,977	17,424	18,366	**65,469**
Total	87,308	94,256	97,219	103,101	**381,884**
GROSS PROFIT	63,307	72,988	71,684	78,199	**286,178**
OPERATING EXPENSES					
Selling and marketing	11,966	12,973	12,527	13,579	**51,045**
Research and development	8,516	8,989	9,004	9,453	**35,962**
General and administrative	9,906	11,407	9,378	9,926	**40,617**
Total	30,388	33,369	30,909	32,958	**127,624**
OPERATING INCOME	32,919	39,619	40,775	45,241	**158,554**
INTEREST INCOME (EXPENSE)					
Interest income	1,556	406	658	786	**3,406**
Interest expense	(216)	(299)	(439)	(803)	**(1,757)**
Total	1,340	107	219	(17)	**1,649**
INCOME BEFORE INCOME TAXES	34,259	39,726	40,994	45,224	**160,203**
PROVISION FOR INCOME TAXES	12,847	11,938	14,614	16,123	**55,522**
NET INCOME	$ 21,412	$ 27,788	$ 26,380	$ 29,101	**$ 104,681**
Diluted net income per share	$ 0.23	$ 0.30	$ 0.29	$ 0.32	**$ 1.14**
Diluted weighted average shares outstanding	92,893	92,246	91,753	91,237	**92,032**
Basic net income per share	$ 0.24	$ 0.31	$ 0.29	$ 0.33	**$ 1.16**
Basic weighted average shares outstanding	91,056	90,211	89,893	89,459	**90,155**

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	For the Year Ended June 30, 2006				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 16,908	$ 20,836	$ 20,566	$ 25,704	**$ 84,014**
Support and service	99,401	106,524	106,083	113,653	**425,661**
Hardware	20,674	20,057	18,846	22,953	**82,530**
Total	136,983	147,417	145,495	162,310	**592,205**
COST OF SALES					
Cost of license	851	1,061	222	583	**2,717**
Cost of support and service	64,237	66,356	67,962	73,828	**272,383**
Cost of hardware	15,340	14,517	13,629	17,172	**60,658**
Total	80,428	81,934	81,813	91,583	**335,758**
GROSS PROFIT	56,555	65,483	63,682	70,727	**256,447**
OPERATING EXPENSES					
Selling and marketing	11,440	12,300	12,292	13,975	**50,007**
Research and development	6,749	8,003	8,435	8,687	**31,874**
General and administrative	7,805	11,130	8,239	8,035	**35,209**
Total	25,994	31,433	28,966	30,697	**117,090**
OPERATING INCOME	30,561	34,050	34,716	40,030	**139,357**
INTEREST INCOME (EXPENSE)					
Interest income	443	425	731	467	**2,066**
Interest expense	(175)	(132)	(590)	(458)	**(1,355)**
Total	268	293	141	9	**711**
INCOME BEFORE INCOME TAXES	30,829	34,343	34,857	40,039	**140,068**
PROVISION FOR INCOME TAXES	11,407	12,707	11,397	14,634	**50,145**
NET INCOME	$ 19,422	$ 21,636	$ 23,460	$ 25,405	**$ 89,923**
Diluted net income per share	$ 0.21	$ 0.23	$ 0.25	$ 0.27	**$ 0.96**
Diluted weighted average shares outstanding	93,998	93,637	94,390	93,124	**93,787**
Basic net income per share	$ 0.21	$ 0.24	$ 0.26	$ 0.28	**$ 0.98**
Basic weighted average shares outstanding	91,562	91,352	91,952	91,068	**91,484**

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BOARD OF DIRECTORS

Michael E. Henry
Chairman
Jack Henry & Associates
Monett, Missouri

John F. "Jack" Prim
Chief Executive Officer
Jack Henry & Associates
Monett, Missouri

Jerry D. Hall
Executive Vice President
Jack Henry & Associates
Monett, Missouri

James J. Ellis
Managing Partner
Ellis/Rosier Financial Services
Dallas, Texas

Matthew C. Flanigan
Senior Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
Carthage, Missouri

Craig R. Curry
Chairman and Chief Executive Officer
Central Bank
Lebanon, Missouri

Wesley A. Brown
Managing Director and President
St. Charles Capital, LLC.
Denver, Colorado

Marla K. Shepard
President and Chief Executive Officer
First Future Credit Union
San Diego, California

EXECUTIVE OFFICERS

Michael E. Henry
Chairman

John F. "Jack" Prim
Chief Executive Officer

Tony L. Wormington
President

Jerry D. Hall
Executive Vice President

Kevin D. Williams
Chief Financial Officer and Treasurer

Mark S. Forbis
Vice President and Chief Technology Officer

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m. Central on October 30, 2007 at Jack Henry & Associates' Corporate Headquarters, Monett, MO.

FORM 10-K

A copy of the Company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our Website at www.jackhenry.com.

TRANSFER AGENT AND REGISTRAR

UMB Bank, N.A.
P.O. Box 410064
Kansas City, MO 64141-0064
816-860-7786


jack henry
& ASSOCIATES INC.



Stars

663 Highway 60
P.O. Box 807
Monett, MO 65708

417-235-6652
417-235-4281 - Fax

www.jackhenry.com

END